

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Brett Asnas
Chief Financial Officer
iStar Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

> **Re: iStar Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 8-K filed May 3, 2022**
> **File No. 001-15371**

Dear Brett Asnas:

We have reviewed your July 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
Note 8 - Other Investments
Summarized investee financial information, page 81

1. We note your response to our prior comment 1. We are unable to agree with your proposal to file the audited SAFE financial statements in a Form 8-K. Please file the audited SAFE financial statements in an amendment to your Form 10-K.

Form 8-K filed May 3, 2022
Exhibit 99.2
Pro Forma Supplemental Financial Data, page 22

2.   We note your response to comment 2, please address the following:

- Please tell us if you expect to continue to present supplemental information in future earnings presentations for the closing of this specific net lease transaction and payments to the iPIP holders as a result of the transaction.
- Please clarify if your adjustment for other potential iPIP payments that fluctuate primarily based on changes in SAFE's stock price is something you will continue to disclose in future earnings presentations.
- To the extent you will adjust for other potential iPIP payment in future earnings presentations, please tell us and revise your disclosure to clarify the nature of this adjustment.
- Your response did not appear to address the adjustments for the SAFE MTM adjustment, we further note that it appears you have presented the SAFE MTM adjustments in prior earnings presentations that preceded the net lease transaction. Please tell us if you expect to reflect the SAFE MTM adjustment in future earnings presentations.
- To the extent you expect to reflect the SAFE MTM adjustment in future earnings presentations, please enhance your disclosures to include balancing disclosure regarding the share price of SAFE MTM. In this regard, your disclosure should address, but not be limited to, that you own 64.7% of SAFE's common stock outstanding as of March 31, 2022 and given your substantial interest that you may not be able to liquidate your investment at the closing price of $43.05 from April 29, 2022.

You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction